Exhibit 99.1

April 27, 2023

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations Department,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Outcome of Board Meeting held on April 27, 2023

Ref: Our letter dated April 23, 2023

In terms of Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, it is hereby informed that the Board of Directors of Wipro Limited (the “Company”) at its meeting held on April 27, 2023 has approved a proposal to buyback up to 26,96,62,921 equity shares (Twenty Six Crore Ninety Six Lakh Sixty Two Thousand Nine Hundred and Twenty One only), being 4.91% of the total paid-up equity shares of the Company, for an aggregate amount not exceeding Rs. 120,00,00,00,000/- (Rupees Twelve Thousand Crores only) (hereinafter referred to as the “Buyback Size”), at a price of Rs. 445/- (Rupees Four Hundred and Forty Five only) per equity share (hereinafter the “Buyback Price” and such buyback, the “Buyback”).

The Buyback is proposed to be made from the existing shareholders of the Company (including persons who become shareholders by cancelling American Depository Receipts and receiving underlying equity shares) as on the record date on a proportionate basis under the tender offer route in accordance with the provisions contained in the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018 (“Buyback Regulations”) and the Companies Act, 2013 and rules made thereunder. The Buyback Size does not include transaction costs viz. brokerage, applicable taxes such as Buyback tax, securities transaction tax, GST, stamp duty, any expenses incurred or to be incurred for the Buyback like filing fees payable to the Securities and Exchange Board of India, advisors/legal fees, public announcement publication expenses and other incidental and related expenses.

Members of the promoter and promoter group of the Company have indicated their intention to participate in the proposed Buyback.

The proposed Buyback is subject to approval of shareholders by way of a special resolution through a postal ballot. The process, record date, timelines and other details will be communicated in the public announcement and the letter of offer, to be published in accordance with the Buyback Regulations.

The pre-Buyback shareholding pattern as at April 21, 2023 is enclosed as Annexure A.

This is for your information and records.

Thanking you,

For Wipro Limited

M Sanaulla Khan

Company Secretary

ENCL: as above.

Annexure A

Pre-Buyback Shareholding Pattern of the Company as at April 21, 2023

Shareholders	No. of shareholders	No. of Shares	% of Shares
Promoter and Promoter Group:
Individuals	4	24,28,23,816	4.42
Companies/Other Entities	6	3,75,91,26,432	68.50
Sub Total	10	4,00,19,50,248	72.92
Indian Financial Institutions	2	43,303	0.00
Banks	11	1,70,252	0.00
Mutual Funds	163	15,02,57,905	2.74
Sub Total	176	15,04,71,460	2.74
Foreign Holding:
Foreign Institutional Investors/Foreign Portfolio Investors	711	35,25,87,665	6.42
NRIs	26,443	5,27,33,236	0.96
ADRs	1	13,12,64,847	2.39
Foreign Nationals and Overseas Corporate Bodies	7	1,30,732	0.00
Sub Total	27,161	53,67,16,480	9.78
Indian Public, Corporates & Others	27,58,182	79,89,42,041	14.56

Total	27,85,530	5,48,80,80,229	100.00